SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On January 22, 2010, a consortium comprised of Korea Electric Power Corporation (“KEPCO”) and Samsung C&T Corporation (“Samsung”) entered into a Green Energy Investment Agreement with the Government of Ontario, Canada to develop, construct and operate wind and solar-powered electricity generation units as described below.

•	Project description: Development, construction and operation of a complex of wind and solar-powered electricity generation units in Ontario, Canada.

•	Expected generation capacity: 2,500 megawatts, consisting of 500 megawatts for solar energy generation units and 2,000 megawatts of wind-powered generation units

•	Expected project value: Approximately US$6 billion

•	Expected timeline:

- Construction Period: 2013 to 2016

- Operation Period: 20 years following the completion of construction

KEPCO will make its final decisions relating to its participation in the project and the scope thereof, as well as the size and percentage of its equity investment in the project, after a feasibility study on the project. The respective roles and responsibilities of KEPCO and Samsung will be decided based on further negotiation between the two parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: January 27, 2010